Immunome, Inc.

665 Stockton Drive, Suite 300

Exton, PA 19341

September 29, 2020

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Ms. Tracie Mariner

Mr. Al Pavot

Ms. Julia Griffith

Mr. Dietrich King

RE:	Immunome, Inc. Registration Statement on Form S-1 File No. 333-248687

Acceleration Request

Requested Date:       Thursday, October 1, 2020

Requested Time:      4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Immunome, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-248687) to become effective on Thursday, October 1, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jeffrey Libson and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Libson of Cooley LLP, counsel to the Registrant, at (609) 250-6302, or in his absence, Brandon Fenn at (212) 479-6626.

[Signature Page Follows]

Very truly yours,

Immunome, Inc.

By:	/s/ Purnanand D. Sarma
Name:	Purnanand D. Sarma
Title:	President and Chief Executive Officer

cc:	Jeffrey P. Libson, Cooley LLP

Ryan S. Sansom, Cooley LLP

Geoffrey R. Starr, Cooley LLP

Brandon Fenn, Cooley LLP

Michael D. Maline, Goodwin Procter LLP

Michael J. Rosenberg, Goodwin Procter LLP